Exhibit 99.2

REGULATED INFORMATION

INSIDE INFORMATION

Nyxoah Announces Pricing of Offering

Mont-Saint-Guibert, Belgium – September 18, 2025, [●] CET / [●] ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), which develops breakthrough treatment alternatives for Obstructive Sleep Apnea (“OSA”) through neuromodulation, announced today the pricing of an underwritten public offering in the United States, which includes shares sold in a private offering to certain qualified or institutional investors outside the United States, including within the European Union, of [●] of its ordinary shares at an offering price of $[●] (EUR [●]) per share, before underwriting discounts and commissions. All of the ordinary shares are being offered by Nyxoah and there are no selling stockholders participating in the offering. In addition, Nyxoah has granted the underwriters a 30-day option to purchase up to an additional [●] ordinary shares at the offering price, before underwriting discounts and commissions. The gross proceeds from the offering, before deducting underwriting discounts and commissions and other offering expenses payable by Nyxoah, are expected to be approximately $[●] million (EUR [●] million), excluding any exercise of the underwriters’ option to purchase additional shares. The offering is expected to close September 23, 2025, subject to the satisfaction of customary closing conditions.

Nyxoah intends to use the net proceeds from the proposed offering (i) for the continued launch of commercialization activities in the United States and to advance the commercialization of the Genio system in its initial target markets outside the United States; (ii) to continue gathering clinical data and to support physician-initiated clinical research projects related to OSA patient treatments; (iii) to further finance research and development activities related to Genio system upgrades, re-designing our products for manufacturability and cost reduction initiatives; (iv) to continue to build a pipeline of new technologies and explore potential collaboration opportunities in the field of monitoring and diagnostics for OSA; and (v) for other general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions, should the Company choose to pursue any, and collaborations.

Morgan Stanley, Stifel and Cantor are acting as joint book-running managers for the offering. Bank Degroof Petercam SA/NV is acting as a co-manager.

The public offering in the United States is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-268955) that was filed by Nyxoah with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on January 6, 2023. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering, when available, may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the final prospectus supplement and the accompanying prospectus relating to the offering, when available, may be obtained by contacting:      Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at (866) 718-1649, or by email at prospectus@morganstanley.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, NY 10022, or by emailing prospectus@cantor.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and U.S. FDA approval of a Premarket Approval application.

Important Information

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in Belgium. Belgian investors, other than qualified investors within the meaning of the Belgian Act of 11 July 2018 on the public offering of securities and the admission of securities to be traded on a regulated market, will not be eligible to participate in the offering (whether in Belgium or elsewhere). The transaction to which this press release relates will only be available to, and will be engaged in only with, in member states of the European Economic Area, (i) any person who is a "qualified investor" as defined in Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”), or (ii) fewer than 150 natural or legal persons, per each member state of the European Economic Area, other than “qualified investors” (as defined in the EU Prospectus Regulation) who acquire ordinary shares for a total consideration of at least €100,000 per investor.

In the United Kingdom, the transaction to which this press release relates will only be available to, and will only be engaged in with, persons who are “qualified investors” (as defined in the UK Prospectus Regulation being the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.) who also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), and/or (ii) are “high net worth companies” (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2) (a) to (d) of the Order (any such person being referred to as a “Relevant Person”). Any person who is not a Relevant Person should not take any action on the basis of this announcement and should not act or rely on it.

Caution – CE marked since 2019. FDA approved since 2025.

Forward-Looking Statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the Company’s commercialization strategy and entrance to the U.S. market; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry – CFO

IR@nyxoah.com